press release

May 07, 2009

1Q 2009 Activity Indicators

Resilient revenues

Total revenues were down 2% to €27,598 million

On a comparable basis, revenues were down 5%:
- Life & Savings down 7% to €16,453 million
- Property & Casualty up 1% to €9,113 million
- Asset Management down 34% to €762 million

Positive insurance net inflows

Life & Savings: € +3.3 billion
P&C: +296,000[1] net new personal contracts
Asset Management: €-17.4 billion

Enhanced Solvency[2]

March 31, 2009 Solvency I ratio slightly above 2008 year-end level of 127%

Chairman's statement

"First quarter total revenues were slightly down, in line with trends observed in 4Q08", said **Henri de Castries, Chairman of AXA's Management Board.**

"Life & Savings revenues continued to be impacted by a negative market environment, notably for the Unit-Linked business. We believe, however, that long-term savings (including variable annuities) and protection products remain well adapted to customers' needs, and that the continued product redesign across the board will allow us to continue our successful long-term development in a profitable way. Moreover it is pleasing to see sustained positive Life & Savings net inflows."
"Asset Management revenues declined mostly as a result of lower assets under management. However, improved 1Q09 investment performance makes us confident in the capacity of our Asset Management business to recover."
"Property & Casualty business continued to grow in most business lines and countries, with positive net new personal contracts."

"As anticipated, our Solvency I ratio proved resilient in this turbulent environment and will allow us to absorb further possible market shocks.
We expect the environment to remain difficult throughout 2009, but we remain convinced that AXA has the business model, flexibility and strength to face the current global economic recession."

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Contents:

redefining / standards

Revenues : Key figures						
Euro million, except when otherwise noted	1Q08	1Q09	Change on a reported basis	Change		
				Comp.[a] basis	*Scope & Other*	*FX impact[b]*
Life & Savings revenues	16,877	16,453	-2.5%	-7.4%	*+0.7pt*	*+4.2pts*
Net inflows (Euro billion)	4.0	3.3				
APE[3] (Group share)	*1,939*	*1,604*	*-17.3%*	*-18.5%*	*+0.1pt*	*+1.2pts*
NBV[4] (Group share)	*277*	*206*	*-25.7%*	*-30.0%*		
NBV to APE margin (Group share)	*14.3%*	*12.8%*	*-1.5pts*	*-2.0pts*		
Property & Casualty revenues	8,885	9,113	+2.6%	+1.1%	*+2.9pts*	*-1.4pts*
International Insurance revenues	1,136	1,179	+3.8%	+3.3%	*+0.9pt*	*-0.4pt*
Asset Management revenues	1,071	762	-28.9%	-34.3%	*+0.1pt*	*+5.3pts*
Net inflows (Euro billion)	3.5	-17.4				
Total revenues	28,066	27,598	-1.7%	-5.2%	*+1.3pts*	*+2.2pts*

(a) Change on a comparable basis was calculated at constant FX and scope.
(b) Mainly due to appreciation of USD and JPY against Euro partly offset by the depreciation of the GBP.

Numbers herein have not been audited. APE and NBV are both in line with the Group's EEV disclosure. They are non-GAAP measures, which Management uses as key indicators of performance in assessing AXA's Life & Savings business and believes to provide useful and important information to shareholders and investors.

All comments are on a comparable basis (constant Forex, scope and methodology)

Revenues and net inflows

- **Total Revenues** were resilient, down 5% to Euro 27,598 million.
- **Life & Savings** revenues were down 7% to Euro 16,453 million, in line with trends observed in 4Q08 (down 8%), due to continued adverse market conditions.

  Net inflows were positive (Euro +3.3 billion) with strong positive contributions across the board driven by increased client retention.

  New Business Volume (APE[3]) was down 18% to Euro 1,604 million, with unit-linked share down from 46% to 40%.

  New business margin was down 2.0 pts to 12.8%, mostly as a result of (i) lower interest rates impacting "Variable Annuity" Accumulator products, (ii) higher unit costs across the board due to lower volumes, partly offset by (iii) favorable business mix mainly driven by the US (progressive development of new redesigned Accumulator products), as well as Japan and the UK.
- **Property & Casualty** revenues increased by 1% to Euro 9,113 million, driven by higher volumes both in Personal and Commercial lines. Net new personal contracts amounted to +296,000.
- **Asset Management** revenues were down 34% to Euro 762 million, in line with trends observed in 4Q08 (down 32%), due to lower management fees (-37%) mainly driven by lower average assets under management (-27%) and unfavorable change in product mix (-10%), as well as a reduced contribution from distribution fees. Net outflows amounted to Euro -17.4 billion (mainly at AllianceBernstein).

Solvency

- AXA's European consolidated Solvency I ratio on March 31, 2009 is estimated[2] to be slightly above Dec 31, 2008 level of 127%. Moreover, the solvency of our local entities remained resilient, including in the US where 1Q09 IFRS earnings[5] are expected to be positive with no negative contribution from Variable Annuity hedging results.

Life & Savings

Negative new business momentum but positive net inflows

- **Life & Savings** revenues were down 7% to Euro 16,453 million, in line with trends observed in 4Q08 (down 8%), due to continued adverse market conditions.

  Net inflows were positive (Euro +3.3 billion). The evolution versus 1Q08 was due to lower inflows (Euro -2.2 billion) partly offset by higher client retention (Euro +1.8 billion) with an adverse Forex and scope impact (Euro -0.4 billion).

Net Inflows by country/region		
Euro billion	1Q08	1Q09
United States	0.8	0.6
France	0.7	1.0
United Kingdom[a]	-0.3	-0.4
NORCEE[6]	2.3	1.5
Asia Pacific[7]	0.5	0.4
MedLA[8]	0.0	0.2
Total L&S Net Inflows	**4.0**	**3.3**

(a) UK Net Inflows, excluding with-profit funds, stood at Euro -0.1 billion in 1Q09

- **New Business Volume (APE[3])** was down 18% (or down 3% sequentially, ie. versus 4Q08) to Euro 1,604 million, mainly due to:

  (i) Adverse financial environment:

  - Decline in individual investments & savings sales mainly in the US, Australia, the UK and Belgium, notably due to financial market turmoil
  - Decrease in group life sales in Switzerland as a result of limited client turnover in the market

  (ii) Negative impact from one-off events, mainly in Japan (bankruptcy of a major independent agent) and Germany (non recurring 2008 Riester incentive measures)

  (iii) Partly offset by a solid performance in France, with successful developments in group business.

  The unit-linked share was down from 46% to 40%, notably impacted by the decrease in Variable Annuity type products' APE, down 20% to Euro 290 million (US down 22%, Rest of World down 9%).

Annual Premium Equivalent by country/region				
Euro million	1Q08	1Q09	Change on a reported basis	Change on a comparable basis
United States	418	327	-21.8%	-31.9%
France	357	387	+8.5%	+8.5%
United Kingdom	333	228	-31.5%	-17.8%
NORCEE[6]	433	335	-22.7%	-24.5%
Asia Pacific[7]	299	227	-24.3%	-27.8%
MedLA[8]	99	101	+1.9%	-10.0%
Total Life & Savings APE	**1,939**	**1,604**	**-17.3%**	**-18.5%**

New business margin was down 2.0 pts to 12.8%, mostly as a result of (i) lower interest rates impacting Accumulator products, (ii) higher unit costs across the board due to lower volumes, partly offset by (iii) favorable business mix mainly driven by the US (progressive development of new redesigned Accumulator products), as well as Japan and the UK.


14.3%
+2.8 pts
-1.4 pts
-3.3 pts
+0.5 pt
12.8%
1Q08 NBV margin
Business mix
Unit costs
Market conditions
FX & Other
1Q09 NBV margin

Note: Actuarial and financial assumptions are not updated on a quarterly basis, except for interest rates which are hedged at point of sale for Variable Annuity products

Detail by country:

The United States

New business APE decreased 32% to Euro 327 million, in line with trends observed in 4Q08, driven by (i) lower Variable Annuity sales (-22%) mainly in the wholesale channel due to difficult equity market conditions and redesigned products with lower benefits, (ii) lower mutual funds sales through proprietary channels (-52%), and (iii) lower Life sales (-38%), mainly in the wholesale channel, following Universal Life product redesign in 1Q08.

NBV margin was down 6.2 points to -1.0%, primarily as a result of lower interest rates negatively impacting the Variable Annuity profitability and higher unit costs (due to lower volumes), partly offset by the improved business mix following progressive development of new redesigned Accumulator products (November 2008 and February 2009). A new version with lower roll-up rate will be launched in June 2009 to further restore profitability in line with our long-term targets.

France

New business APE was up 8% to Euro 387 million, driven by Group business (+82%), boosted by both retirement and protection sales, partly offset by Individual lines (-14%) impacted by the decrease in unit-linked products sales.

NBV margin was down 1.4 points to 3.4% mainly due to lower share of individual unit-linked products.

The United Kingdom

New business APE was down 18% to Euro 228 million, mainly as a result of lower offshore and onshore bonds' sales due to lower consumer confidence stemming from the challenging financial environment, as well as lower individual pension sales, partly offset by Protection.

NBV margin was up 0.9 point to 9.1% due to a favorable shift from savings towards higher margin protection business, partly offset by higher unit costs.

Northern Central & Eastern Europe

- **Germany new business APE** was down 13% to Euro 132 million mainly as a result of non recurring 2008 Riester incentive measures and decreasing Twinstar variable annuity product sales, partly offset by a one-off increase in the Health business before legal changes later in 2009.

  NBV margin was down 4.1 points to 14.5% primarily due to negative investment experience on Twinstar products as a result of lower interest rate.

- **Switzerland new business APE** was down 26% to Euro 123 million mainly due to limited new business opportunities in Group Life (-30%) as a result of limited client turnover in the market due to adverse financial environment, combined with a stable individual business.

  NBV margin was down 2.1 points at 29.7% due to a slight deterioration in the individual business mix.

- **Belgium new business APE** was down 46% to Euro 52 million due to a decrease in Individual Investment & Savings sales (-45%) for both unit-linked and non unit-linked products. However, at the same time, AXA Bank registered a strong growth in short term savings product sales.

  NBV margin was down 3.9 points to 5.9% mainly driven by higher unit costs as a consequence of lower volumes.

- **Central & Eastern Europe new business APE** was down 8% to Euro 28 million, mainly driven by Poland (suspension of tax wrapper commercialization partly offset by growth in pension funds).

  NBV margin was up 2.6 points to 22.0% driven by decreased contribution from lower margin tax wrapper products.

Asia Pacific

- **Japan new business APE** decreased by 21% to Euro 126 million, mainly driven by the bankruptcy of a large independent agent (LINA). Excluding this one-off event, APE decreased by 4% as a result of lower sales of Term products.

  NBV margin was up 0.6 point to 54.7% mainly driven by a more favorable business mix following the end of LINA's low margin product sales.

- **Australia/New Zealand new business APE** was down 42% to Euro 56 million, mainly due to a drop in mutual fund sales as a result of negative financial market conditions, partly offset by higher traditional savings and Accumulator products.

  NBV margin was up 2.3 points to 9.3% mainly driven by decreasing sales of lower margin mutual funds.

- **Hong Kong new business APE** was down 7% to Euro 30 million, mainly due to a decrease in unit-linked sales given adverse financial market conditions, partially offset by higher traditional life sales.

  NBV margin remained stable at 64.0%.

- **South East Asia & China new business APE** was down 21% to Euro 15 million mainly driven by Indonesia with a drop in single premium unit-linked sales as a result of negative financial market conditions, while Thailand and China continued to increase.

  NBV margin was down 0.8 point to 31.6%.

Mediterranean and Latin American Region (MedLA)

- **New business APE** decreased by 10% to Euro 101 million, driven by Spain (lower contribution of traditional savings products and non recurrence of a large 1Q08 contract) and AXA Italy (lower index-linked product sales), partly offset by AXA's Italian JV with BMPS (increased General Account sales).
- **NBV margin** was down 0.9 point to 11.8%, as a result of lower unit-linked share (down from 40% to 14%).

PROPERTY & CASUALTY /

Continued growth across the board

Property & Casualty

Property & Casualty revenues increased by 1% to Euro 9,113 million, driven by higher volumes both in Personal and Commercial lines. Net new contracts amounted to +296,000:

Property & Casualty : IFRS revenues by country

In Euro million	1Q08	1Q09	Change on a reported basis	Change on a comparable basis
NORCEE[6]	3,932	4,108	+4.5%	+1.6%
of which Germany	*1,602*	*1,619*	*+1.1%*	*+1.1%*
of which Belgium	*637*	*648*	*+1.6%*	*+1.6%*
of which Switzerland	*1,652*	*1,795*	*+8.6%*	*+1.6%*
France	1,821	1,864	+2.3%	+2.3%
United Kingdom & Ireland	1,152	968	-16.0%	-0.6%
MedLA[8]	1,547	1,725	+11.5%	-1.6%
Other countries	432	449	+4.0%	+8.3%
Total P&C revenues	**8,885**	**9,113**	**+2.6%**	**+1.1%**

- **Personal Motor revenues** (35% of total P&C revenues) were up 0.6% mainly driven by Direct business (in the UK and France), Canada and Asia, partly offset by Germany, in a context of competitive pressure and lower volumes, as well as Spain due to the drop in new car sales and Turkey.

  Net new contracts increased by +249,000.
- **Personal Non-Motor revenues** (22% of total P&C revenues) increased by 0.5% with overall positive price effect across the board, partially offset by a decrease in UK travel and health.

  Net new contracts increased by +47,000.
- **Commercial Motor revenues** (8% of total P&C revenues) down 0.8% with contrasted contribution across the board (positive mainly in the Gulf, Belgium and Germany, negative mainly in Spain, the UK and France) in a context of mixed pricing trends.
- **Commercial Non-Motor revenues** (35% of total P&C revenues) were up 1.4%, with positive contribution driven by France (notably property and liability businesses) and Switzerland (notably health business), partially offset by flat sales in the Mediterranean and Latin American Region and a decrease in Canada.

Asset Management

Revenues driven by lower average Assets Under management

- **Asset Management revenues** were down 34% to Euro 762 million, in line with trends observed in 4Q08 (down 32%), due to 37% lower management fees mainly driven by lower average assets under management (-27%) and unfavorable changes in product mix (-10%), as well as a reduced contribution from distribution fees.
- **Assets Under Management** were down Euro 29 billion versus Dec 31, 2008 to Euro 787 billion at March 31, 2009, as a result of :
  - Net inflows: Euro -17 billion, in line with 4Q08 trends, mainly due to AllianceBernstein Institutional client segment
  - Market impact: Euro -33 billion mainly at AllianceBernstein due to adverse financial market conditions.
  - Forex impact: Euro +21 billion mainly as a result of the appreciation of USD versus Euro.
- **AllianceBernstein new developments**:
  - Encouraging investment performance during 1Q09 (solid performance versus benchmark and peers' average across all services, especially in Growth Equity and Fixed Income).
  - Mandate won with the US Treasury to provide asset management services on securities held as part of the Capital Purchase Program.

Assets Under Management Roll-forward

In Euro billion	Alliance Bernstein	AXA IM	Total
AUM at December 31, 2008	**331**	**485**	**816**
Net inflows	-15	-2	-17
Market impact	-24	-9	-33
Scope & other impacts	0	0	0
Forex impact	+19	+3	+21
AUM at March 31, 2008	**310**	**477**	**787**
Average AUM over the period	**325**	**474**	**799**
Change of average AUM YoY on a reported basis	-36%	-11%	-23%
Change of average AUM YoY on a comparable basis	-44%	-10%	-27%

International Insurance

International Insurance revenues were up 3% to Euro 1,179 million, with (i) AXA Corporate Solutions Assurance up 1%, driven mainly by Marine (+11%) with positive portfolio developments, partly offset by lower volumes in Property (-7%) as well as (ii) AXA Assistance up 14%.

International Insurance IFRS revenues

In Euro million	1Q08	1Q09	Change on a reported basis	Change on a comparable basis
AXA Corporate Solutions Assurance	889	900	+1.2%	+1.3%
AXA Assistance	177	194	+9.9%	+14.1%
AXA Cessions	53	55	+3.4%	+3.4%
Other International activities	17	30	+74.8%	-1.5%
Total International Insurance	**1,136**	**1,179**	**+3.8%**	**+3.3%**

Notes

[1] Motor and household personal contracts
[2] This estimate has not been reviewed or approved by AXA's French insurance supervisor « Autorité de Contrôle des Assurances et des Mutuelles »
[3] Annual Premium equivalent (APE) represents 100% of new business regular premiums + 10% of new business single premiums. APE is Group share
[4] New Business Value
[5] Estimate, unaudited
[6] Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Central & Eastern Europe and Luxemburg
[7] Japan, Australia/New-Zealand, Hong-Kong, South East Asia & China
[8] Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico, Greece and Morocco (and Gulf region for Property & Casualty).

About AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. For full year 2008, IFRS revenues amounted to Euro 91.2 billion and IFRS underlying earnings to Euro 4.0 billion. AXA had Euro 981 billion in assets under management as of December 31, 2008.
The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISIN FR0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). The American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is available on the AXA Group website: www.axa.com

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IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Référence for the year ended December 31, 2008, for a description of certain important factors, risks and uncertainties that may affect AXA's business. In particular, please refer to the section "Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1: AXA Group IFRS revenues – 1Q09 vs. 1Q08

AXA Group IFRS revenues – contributions & growth by segment and country/region

In Euro million	1Q08 IFRS	1Q09 IFRS	IFRS revenues change Reported	IFRS revenues change Comp. basis
United States	3,439	3,214	-6.6%	-18.6%
France	3,976	4,012	+0.9%	+0.9%
NORCEE	5,310	4,984	-6.1%	-9.3%
of which Germany	*1,477*	*1,516*	*+2.7%*	*+2.7%*
of which Switzerland	*2,714*	*2,798*	*+3.1%*	*-3.5%*
of which Belgium	*989*	*534*	*-46.0%*	*-46.0%*
of which Central & Eastern Europe	*113*	*115*	*+2.1%*	*+13.1%*
United Kingdom	935	612	-34.5%	-21.4%
Asia Pacific	1,897	2,188	+15.3%	-0.9%
of which Japan	*1,132*	*1,377*	*+21.7%*	*-7.7%*
of which Australia/New-Zealand	*424*	*468*	*+10.4%*	*+25.9%*
of which Hong Kong	*276*	*314*	*+13.6%*	*-1.0%*
of which South East Asia	*66*	*30*	*-54.6%*	*-54.8%*
MedLA	1,291	1,417	+9.8%	+4.8%
Other countries	29	28	-4.4%	+3.3%
Life & Savings	**16,877**	**16,453**	**-2.5%**	**-7.4%**
NORCEE	3,932	4,108	+4.5%	+1.6%
of which Germany	*1,602*	*1,619*	*+1.1%*	*+1.1%*
of which Belgium	*637*	*648*	*+1.6%*	*+1.6%*
of which Switzerland	*1,652*	*1,795*	*+8.6%*	*+1.6%*
France	1,821	1,864	+2.3%	+2.3%
Mediterranean Region	1,547	1,725	+11.5%	-1.6%
United Kingdom & Ireland	1,152	968	-16.0%	-0.6%
Canada	232	237	+2.2%	+10.4%
Asia	200	212	+6.0%	+5.9%
Property & Casualty	**8,885**	**9,113**	**+2.6%**	**+1.1%**
AXA Corporate Solutions Assurance	889	900	+1.2%	+1.3%
Others	247	279	+13.0%	+10.5%
International Insurance[(a)]	**1,136**	**1,179**	**+3.8%**	**+3.3%**
AllianceBernstein	697	467	-33.0%	-41.6%
AXA Investment Managers	374	295	-21.2%	-20.6%
Asset Management	**1,071**	**762**	**-28.9%**	**-34.3%**
Banking	**96**	**90**	**-6.3%**	**-4.7%**
Total	**28,066**	**27,598**	**-1.7%**	**-5.2%**

APPENDIX 2: Life & Savings – Breakdown of APE between unit-linked non unit-linked and mutual funds

Breakdown of APE – 12 main countries, regions and modelled businesses

Group share in Euro million	1Q09 APE			% UL in APE (excl. mutual funds)		UL change on comparable basis
	UL	Non-UL	Mutual Funds	1Q08	1Q09	
France	57	330	-	15%	15%	+5%
United States	223	52	52	82%	81%	-26%
United Kingdom	198	29	1	90%	87%	-21%
NORCEE						
Germany	37	95	-	39%	28%	-36%
Switzerland	6	117	-	3%	5%	+26%
Belgium	2	50	-	8%	4%	-76%
Central & Eastern Europe	20	8	1	66%	72%	+2%
ASIA PACIFIC						
Japan	27	99	-	17%	21%	-11%
Australia/New-Zealand	2	17	37	24%	9%	-50%
Hong Kong	11	19	-	50%	38%	-31%
South East Asia & China	6	8	1	63%	43%	-53%
MedLA	13	85	3	40%	14%	-67%
Total	**600**	**908**	**95**	**46%**	**40%**	**-25%**

APPENDIX 3: AXA Group IFRS Revenues in local currency – Discrete quarters /

(In million local currency except Japan in billion)	1Q08	2Q08	3Q08	4Q08	1Q09
Life & Savings					
United States	5,157	5,149	5,149	4,774	4,197
France	3,976	3,465	3,215	3,615	4,012
NORCEE					
of which Germany	*1,477*	*1,478*	*1,468*	*1,810*	*1,516*
of which Switzerland	*4,342*	*915*	*843*	*1,010*	*4,188*
of which Belgium	989	*611*	*419*	*541*	*534*
of which Central & Eastern Europe	*113*	*116*	*121*	*115*	*115*
United Kingdom	708	765	680	676	556
Asia Pacific					
of which Japan	*185*	*193*	*207*	*163*	*174*
of which Australia/New-Zealand	*701*	*625*	*748*	*924*	*918*
of which Hong Kong	*3,212*	*3,145*	*3,393*	*3,146*	*3,178*
MedLA	1,291	1,497	920	1,104	1,417
Property & Casualty					
NORCEE					
of which Germany	*1,602*	*597*	*709*	*621*	*1,619*
of which Switzerland	*2,643*	*256*	*159*	*142*	*2,686*
of which Belgium	*637*	*517*	*507*	*477*	*648*
France	1,821	1,200	1,362	1,212	1,864
MedLA	1,547	1,436	1,215	2,215	1,725
United Kingdom & Ireland	873	979	901	770	881
Asia	200	176	187	185	212
Canada	349	463	437	423	385
International Insurance					
AXA Corporate Solutions Assurance	889	331	354	380	900
Others, including AXA RE	247	205	203	232	279
Asset Management					
AllianceBernstein	1,045	1,006	931	711	610
AXA Investment Managers	374	388	337	337	295
Banking & Holdings	87	89	82	110	78

APPENDIX 4: 1Q09 Property & Casualty revenues contribution & growth

Property & Casualty revenues – contribution & growth by business line

in %	Personal Motor		Personal Non-Motor		Commercial Motor		Commercial Non-Motor	
	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis
France	27%	+2.8%	26%	+3.0%	9%	-2.3%	38%	+2.7%
United Kingdom (a)	18%	+16.2%	34%	-7.2%	6%	-8.2%	39%	+1.5%
NORCEE	38%	-1.1%	18%	+1.6%	6%	+3.5%	35%	+1.9%
of which Germany	*37%*	*-3.5%*	*26%*	*+1.3%*	*7%*	*+2.6%*	*25%*	*+0.9%*
of which Belgium	*30%*	*-0.1%*	*27%*	*+1.5%*	*8%*	*+8.4%*	*33%*	*+2.2%*
of which Switzerland	*42%*	*+0.2%*	*9%*	*+2.3%*	*5%*	*+0.7%*	*45%*	*+2.2%*
MedLA	41%	-3.9%	19%	+3.2%	10%	-3.1%	27%	+0.2%
Canada	35%	+19.8%	16%	+16.9%	7%	+3.5%	42%	-8.1%
Asia	71%	+6.1%	5%	+5.1%	4%	+21.2%	20%	+2.2%
Total	**35%**	**+0.6%**	**22%**	**+0.5%**	**8%**	**-0.8%**	**35%**	**+1.4%**

(a) Including Ireland.

Appendix 5: Life & Savings New Business Volume (APE), Value (NBV) and NBV to APE margin /

in Euro million	1Q08 APE	1Q09 APE	Change on a comparable basis	1Q08 NBV	1Q09 NBV	Change on a comparable basis	1Q09 NBV/APE margin	Change on a comparable basis
United States	418	327	-31.9%	22	-3	-112.9%	-1.0%	-6.2pts
France	357	387	+8.5%	17	13	-22.5%	3.4%	-1.4pts
United Kingdom	333	228	-17.8%	27	21	-8.9%	9.1%	+0.9pt
NORCEE	**433**	**335**	**-24.5%**	**93**	**65**	**-32.3%**	**19.4%**	**-2.2pts**
Germany	146	132	-12.7%	27	19	-31.7%	14.5%	-4.1pts
Switzerland	157	123	-26.4%	50	37	-31.3%	29.7%	-2.1pts
Belgium	96	52	-46.2%	9	3	-67.5%	5.9%	-3.9pts
Central & Eastern Europe	34	28	-7.8%	7	6	+4.6%	22.0%	+2.6pts
ASIA PACIFIC	**299**	**227**	**-27.8%**	**104**	**98**	**-18.6%**	**43.2%**	**+4.5pts**
Japan	133	126	-21.3%	67	69	-20.4%	54.7%	+0.6pt
Australia/New-Zealand	109	56	-41.7%	9	5	-24.9%	9.3%	+2.3pts
Hong Kong	28	30	-7.3%	18	19	-7.5%	64.0%	-0.1pt
South East Asia & China	29	15	-21.1%	10	5	-23.1%	31.6%	-0.8pt
MedLA	99	101	-10.0%	14	12	-16.4%	11.8%	-0.9pt
TOTAL	**1,939**	**1,604**	**-18.5%**	**277**	**206**	**-30.0%**	**12.8%**	**-2.0pts**

APPENDIX 6: 1Q09 Main Press Releases /

- 02/19/2009 Full Year 2008 Earnings - Resilient operating performance in a challenging environment
- 03/17/2009 AXA to subscribe to AXA Asia Pacific Holdings' capital increase: no impact on the Group's Solvency, non material impact on liquidity
- 03/24/2009 First year results of the AXA Research Fund: Over Euro 13 million allocated for research in 2008
- 03/27/2009 Filing of AXA's Form 20-F with the SEC
- 04/08/2009 AXA opens its first Campus in the Japan Asia-Pacific region in Singapore
- 04/30/2009 AXA Shareholders' Meeting – Approval of all resolutions submitted to a vote of shareholders

Please refer to the following web site address for further details:
http://www.axa.com/en/press/pr/

APPENDIX 7: 1Q09 operations on AXA shareholders' equity and debt /

Shareholders' Equity

No significant operations.

Debt

No significant operations.